SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549



                                 FORM 11-K



              Annual Report Pursuant to Section 15(d) of the

                      Securities Exchange Act of 1934




                   For the year ended December 31, 1996

                       Commission file number 1-7911



          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    JAMES RIVER CORPORATION OF VIRGINIA
                  CANADIAN EMPLOYEES STOCK PURCHASE PLAN



         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                    JAMES RIVER CORPORATION OF VIRGINIA
              120 Tredegar Street, Richmond, Virginia  23219

                 JAMES RIVER CORPORATION OF VIRGINIA
               CANADIAN EMPLOYEES STOCK PURCHASE PLAN
             INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                        ---------------------

Items 1. and 2.  Financial Statements and Exhibits


  a. Financial statements:                                  Pages

     Report of independent accountants                      3

     Statements of financial condition as of
       December 31, 1996 and 1995                           4

     Statements of income and changes in plan equity for
       the years ended December 31, 1996, 1995 and 1994     5

     Notes to financial statements                          6-9


     Schedules I, II and III are omitted because they are not applicable or because substantially all of the information is provided within the financial statements.

  b. Exhibits:


      4. James River Corporation of Virginia Canadian Employees Stock Purchase Plan, as amended and restated effective August 28, 1995 (incorporated by reference to Exhibit 4 to James River Corporation of Virginia Canadian Stock Purchase Plan Annual Report on Form 11-K for the year ended December 31, 1995).

     23. Consent of independent accountants -- filed herewith.

                  REPORT OF INDEPENDENT ACCOUNTANTS

To the Retirement Plans Management Committee of
James River Corporation of Virginia:

We have audited the accompanying statements of financial condition of the James River Corporation of Virginia Canadian Employees Stock Purchase Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1996 and 1995, and the income and changes in plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                                        COOPERS & LYBRAND L.L.P.


Richmond, Virginia
February 14, 1997

                 JAMES RIVER CORPORATION OF VIRGINIA
               CANADIAN EMPLOYEES STOCK PURCHASE PLAN
                  STATEMENTS OF FINANCIAL CONDITION
                  as of December 31, 1996 and 1995

                                                               1996        1995
ASSETS

Cash                                                     $  149,111     $65,685

Contributions receivable:
  Employer:
    Basic                                                    40,250      11,552

    Additional                                               17,270      15,263

  Employee                                                   77,814      21,571

Investment in common stock, at market value:
   James River (historical cost:  1996--$1,619,753 and
     1995--$1,600,218)                                    1,968,519   1,520,526
   Crown Vantage Inc. (historical cost:  1996--$63,273
     and 1995--$106,633)                                     25,177      72,931

      Total assets                                       $2,278,141  $1,707,528

LIABILITIES AND PLAN EQUITY

Payable to withdrawing participants                      $   19,473

Plan equity                                               2,258,668  $1,707,528

   Total liabilities and plan equity                     $2,278,141  $1,707,528


                     The accompanying notes are an integral
                        part of the financial statements.

                       JAMES RIVER CORPORATION OF VIRGINIA
                     CANADIAN EMPLOYEES STOCK PURCHASE PLAN
                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
              for the years ended December 31, 1996, 1995 and 1994

                                                1996         1995          1994

Investment income:
  Cash dividends on Common Stock          $   29,996     $ 32,765      $ 33,646
  Interest on bank deposits                      758        1,152           427

      Total investment income                 30,754       33,917        34,073

Change in net unrealized appreciation
  in fair value of investments               424,064       11,197        57,567

Contributions and deposits:
  Deposits by participating employees        557,847      479,655       400,151

  Contributions by employer:
    Basic                                    290,448      256,521       216,955

    Additional                                17,131       15,181        14,334

    Administrative costs                      21,153       21,268        20,686

     Total contributions and deposits        886,579      772,625       652,126

Withdrawals and expenditures:
  Distributions to participants             (769,239)    (635,411)     (644,007)

  Administrative costs                       (21,153)     (21,268)      (20,686)

    Total withdrawals and expenditures      (790,392)    (656,679)     (664,693)

Stock distribution of Crown Vantage Inc.                  133,338

Foreign currency remeasurement gain(loss)        135         (401)      (11,316)

        Net increase in plan equity          551,140      293,997        67,757

Plan equity, beginning of year             1,707,528    1,413,531     1,345,774

        Plan equity, end of year          $2,258,668   $1,707,528    $1,413,531



                     The accompanying notes are an integral
                        part of the financial statements.

                 JAMES RIVER CORPORATION OF VIRGINIA
               CANADIAN EMPLOYEES STOCK PURCHASE PLAN
                    NOTES TO FINANCIAL STATEMENTS

1.   General:

The James River Corporation of Virginia Canadian Employees Stock Purchase Plan (the "Plan") was adopted by the Board of Directors of James River Corporation of Virginia ("James River" or the "Company") for the benefit of the employees of certain operating subsidiaries of James River located in Canada (the "Participating Companies"). As of December 31, 1996, the Participating Companies included James River- Marathon, Ltd. ("Marathon") and James River Canada, Inc. ("JR Canada").

2.   Summary of Significant Accounting Policies:

Cash

Substantially all contributions to the Plan are initially invested in an interest-bearing account pending their investment in James River's common stock, $.10 par value ("JR Common Stock"). Interest earned on such cash balances is credited to the Participants' accounts. Cash balances are stated at cost which approximates market value.

Investment Valuation

The investments include JR Common Stock and Crown Vantage Inc. common stock ("CV Common Stock") (See Note 3). The investments in JR Common Stock and CV Common Stock are stated at market value, based on the closing price on the New York Stock Exchange Composite Tape on the last trading day of the period. The closing market value per share of JR Common Stock was $33.125 and $24.125 on December 31, 1996, and December 31, 1995, respectively. The closing market value per share of CV Common Stock was $8.50 and $14.25 on December 31, 1996, and December 31, 1995, respectively.

Security Transactions and Related Investment Income

Security transactions are accounted for as of the trade date, and dividend income is recorded as of the date of declaration. The cost of securities sold is determined on an average-cost basis. The assets of the Plan are held under a Trust Agreement, dated August 23, 1989. During 1996, the assets of the plan were transferred from National Trust Company (the former trustee) to Canada Trust (the "Trustee").

Contributions and Deposits

Employee and employer contributions are recorded on an accrual basis as of the date the employees' contributions are withheld from the employees' compensation. Employee and employer contributions are transferred to the Trustee on a monthly basis. The Trustee uses such contributions to periodically purchase shares of JR Common Stock which are allocated to each Participant's account. Residual cash amounts held by the Trustee are carried forward to the next month.

                    NOTES TO FINANCIAL STATEMENTS
                             (continued)

Foreign Currency Remeasurement

The functional currency of the Plan is the U.S. dollar. Assets and liabilities of the Plan (except investments in common stock which are stated at U.S. dollar market value) are remeasured from Canadian dollars to U.S. dollars at the applicable year-end exchange rate. The cost of investments in common stock and the related unrealized appreciation or depreciation are remeasured at applicable historical exchange rates. Investment income, contributions and deposits, and withdrawals and expenditures are remeasured at average exchange rates for the years ended December 31, 1996, 1995 and 1994. Foreign currency remeasurement gains and losses are included in the net increase in plan equity.

Withdrawals

Withdrawals from the Plan by Participants are accounted for at the average historical cost of the common stock distributed, plus cash paid in lieu of fractional shares, where applicable. Withdrawals in connection with shares sold for distributions of fractional shares are accounted for at the fair market value of the related common stock. Any Participant contributions which have not yet been applied to the purchase of common stock will also be paid to each withdrawing Participant.

Administrative Costs

The Plan is reimbursed by the Participating Companies for its administrative and operating costs, except for brokerage fees. Brokerage fees are included in the cost of acquiring common stock and thus are borne by the Participants.

3.   Description of the Plan:

The Plan was established to enable eligible employees of certain James River subsidiaries located in Canada to acquire an ownership interest in James River, the ultimate holding company. The Plan is a non-taxable employees profit sharing plan as defined in Section 144(1) of the Income Tax Act (Canada) (the "Canadian Tax Act").

On August 28, 1995, the Company spun off part of its Communications Papers Business, as well as the specialty paper based portion of its Packaging Business, into a new company, Crown Vantage Inc. ("Crown Vantage"). The existing shareholders of the Company on record as of August 25, 1995, received one share of Crown Vantage for each ten shares held by the shareholder. The plan was amended to allow for the inclusion of an investment in Crown Vantage Inc. common stock. As a result, during 1995, the plan received a stock distribution of 6,649 shares of Crown Vantage valued at $133,338.

Participants may elect to contribute into the Plan, through payroll deductions, from 1% to 10% of their compensation to be used to purchase JR Common Stock for their benefit. Participant contributions of up to six percent of compensation ("Basic Member Contributions") are matched by the Participating Companies ("Basic Employer Contributions") based on the following schedule:

                    NOTES TO FINANCIAL STATEMENTS
                             (continued)

                                        Participating Company's
                                     contributions as a percentage
 Participant's contributions        of Participant's contributions

 1% of compensation                              100%
 2% of compensation                               65%
 3% to 6% of compensation                         50%

The   Participating   Companies  make  no   contributions   with  respect  to  a
Participant's contribution in excess of six percent of the Participant's compensation.

The Participating Companies make "Additional Employer Contributions" on or before March 31 of each calendar year with respect to each Participant in its employ on the preceding December 31 who has not withdrawn any common stock from his Restricted Account (hereinafter defined) during either of the two immediately preceding calendar years. The amount of the Additional Employer Contribution allocated to the Participant's account equals 10% of the aggregate Basic Employer Contributions made with respect to the Participant during the earlier of such two immediately preceding calendar years. Each Participant's "Restricted Account" includes the Basic Member Contributions and Basic Employer Contributions made at any time during the current or immediately preceding calendar year, and any Common Stock purchased with such contributions. The Additional Employer Contribution receivable reflected on the Statement of Financial Condition as of December 31, 1996 represents the accrued contribution related to the 1995 Basic Employer Contributions of qualifying Participants to be paid to the Plan on March 31, 1997. The Additional Employer Contribution accrued as of December 31, 1995, which related to the 1994 Basic Employer Contributions of qualifying Participants, was paid to the Plan on March 31, 1996.

Each Participant is fully vested in his contributions, in Basic Employer Contributions, in Additional Employer Contributions, and in any earnings thereon at all times. The Plan had approximately 412 Participants as of December 31, 1996, and 390 Participants as of December 31, 1995.

4.   Contributions to the Plan:

Employee and employer contributions for the years ended December 31, 1996, 1995 and 1994 were as follows:

                        1996                  1995                  1994
                 Employee   Employer   Employee   Employer   Employee   Employer

Marathon         $413,090   $238,437   $351,162   $208,213   $287,337   $175,776
JR Canada         144,757     90,295    128,493     84,757    112,814     76,199
                 $557,847   $328,732   $479,655   $292,970   $400,151   $251,975

                    NOTES TO FINANCIAL STATEMENTS
                             (continued)

5.   Investment in Common Stock:

The unrealized appreciation or depreciation of investment in common stock as of December 31, 1996, 1995 and 1994 and the change in such amount during each period were as follows:

                                                                   Unrealized
                                      Market                     Appreciation
                                       Value           Cost     (Depreciation)
                                       --------------------------------------

December 31, 1993                  1,289,250      1,471,408         (182,158)

Change for the year ended
  December 31, 1994                  139,226         81,659           57,567


December 31, 1994                  1,428,476      1,553,067         (124,591)

Change for the year ended
  December 31, 1995                  164,981        153,784           11,197


December 31, 1995                  1,593,457      1,706,851         (113,394)

Change for the year ended
  December 31, 1996                  400,239        (23,825)         424,064


  December 31, 1996               $1,993,696     $1,683,026         $310,670


The Plan held 59,427 and 63,027 shares of JR Common Stock on December 31, 1996 and 1995, respectively. In addition, the Plan held 2,962 and 5,118 shares of CV Common Stock on December 31, 1996, and December 31, 1995, respectively.

6.   Tax Status:

The Plan is an employee profit sharing plan and is subject to the Canadian Tax Act; all amounts contributed to a Participant's account are taxable to such Participant under Canadian income tax rules. The only U.S. taxes paid are U.S. withholding taxes on cash dividends which are withheld prior to the distribution of such dividends to the Trustee.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              JAMES RIVER CORPORATION OF VIRGINIA
                              CANADIAN EMPLOYEES STOCK PURCHASE PLAN


March 21, 1997                     /s/Michael J. Allan
Date                              Committee Member-Michael J. Allan



March 18, 1997                     /s/Clifford A. Cutchins, IV
Date                              Committee Member-Clifford A. Cutchins, IV



March 21, 1997                     /s/Daniel J. Girvan
Date                              Committee Member-Daniel J. Girvan



March 20, 1997                     /s/William A. Paterson
Date                              Committee Member-William A. Paterson